

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2017

Via E-mail
Mr. Cyril Means III
Chief Executive Officer
Infrastructure Developments Corp.
299 S. Main Street, 13th Floor
Salt Lake City, Utah 84111

> **Re: Infrastructure Developments Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed May 5, 2016**
> **File No. 000-52936**

Dear Mr. Means:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Construction and
Manufacturing